Keegan Kreations

BAKERY

Keegan Kreations is seeking investment to build out and launch it's brick and mortar cafe and bakery in the South Shore region of Massachusetts.



PLYMOUTH, MA 02360   APPROXIMATE LOCATION

~~50%~~
60% TARGET RETURN ON INVESTMENT

$100 MINIMUM INVESTMENT

EARLY INVESTOR BONUS
Target ROI increased to 60% for the next $25,000 invested.

Invest to receive a revenue share from Keegan Kreations.

Invest to receive a portion of Keegan Kreations's gross revenue until you receive the amount you invested plus 60%. If you haven't received your investment plus 60% by September 30, 2025, Keegan Kreations will owe you the remaining amount regardless of their revenue.

Investments after the first $25,000 in this raise will have a target return on investment of 50%.

Revenue is shared quarterly. Returns are transferred directly to your bank account.

Investment Round Status

Keegan Kreations has received **$0** in investment towards a target of $75,000. If they do not receive at least this amount by **July 1, 2019**, all investors will be automatically refunded.

Company Profile
Keegan Kreations

KEEGANKREATIONS.COM/

~~50%~~ 60% TARGET ROI
$100 MINIMUM

INVEST

SUMMARY

Keegan Kreations, a business in the Bakery category, is seeking investment to build out and launch it's brick and mortar cafe and bakery in the South Shore region of Massachusetts.

ABOUT KEEGAN KREATIONS

EXECUTIVE SUMMARY

There is an unmet demand in the Boston south shore area for French pastries and a place that allows one to unwind in a buttery, flaky croissant and a cup of aromatic coffee. Keegan Kreations aims to be the neighborhood bakery and café that serves its customers with pastries and drinks of the finest quality.

READ MORE

⬛ BROWSE THE DATA ROOM   ❓ ASK A QUESTION

THE ENTREPRENEUR

Keegan yee
Founder
READ BIO

MEDIA



Invest in Keegan Kreations

Invest to receive a percentage of Keegan Kreations's revenue. Returns are transferred directly to your bank account.

~~50%~~ 60% TARGET ROI
$100 MINIMUM

INVEST

RETURN TO LISTING

Keegan yee

FOUNDER

Our Pastry Chef, Keegan Yee began his pastry educational journey by attending the baking and pastry program at Johnson and Wales University in Providence, Rhode Island. While in school, he worked as a part-time assistant pastry chef at a French restaurant called Petit Robert. There, he was introduced to the art of French pastry making. Keegan went on to serve as a pastry chef at upscale hotels and restaurants. He also attended The French Pastry School of Chicago for Chocolate Showpieces for Competition or Display with Chef Stéphane Leroux M.O.F., and The Art of Viennoiserie class with the Master Baker and Chef Instructor Jonathan Dendauw to refine his lamination skills.

| $100 | **INVEST** |

SUMMARY OF TERMS

Investment Vehicle	Revenue Sharing Note
Early Investor Bonus *Target ROI for the first $25,000 invested*	60%
Target Return on Investment	50%
Business's Aggregate Revenue Share	3.5%-5% ❓
Minimum Investment Amount	$100
Target Raise	$75,000
Maximum Raise	$107,000
Investment Round Close Date	7/1/2019
Repayment Schedule	Quarterly
Maturity Date	9/30/2025

Review the offering memorandum and the note agreement for additional information pertaining to this investment opportunity.

☞ **Only invest an amount you would feel comfortable losing.**

Investing in private businesses involves risk. Though potential returns are designed to reflect that risk, there is a possibility that you will lose your entire investment. Prior to investing, review MainVest's educational materials.

SHARE THIS INVESTMENT OPPORTUNITY



THIS INFORMATION IS PROVIDED BY KEEGAN KREATIONS. MAINVEST NEVER PREDICTS OR PROJECTS PERFORMANCE, AND HAS NOT REVIEW OR AUDITED THIS INFORMATION. FOR ADDITIONAL INFORMATION, REVIEW THE OFFICIAL FORM C FILING WITH THE SECURITIES AND EXCHANGE COMMISSION ON THE EDGAR WEBSITE.

~~50%~~ **60% TARGET ROI**
$100 MINIMUM

INVEST